Sumitomo
Corporation

Rule 12g3-2(b) File No. 82-34680

October 30, 2003

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Brief Statements of Interim Financial Results dated October 30, 2003 (Consolidated basis. USGAAP) [English translation].

dlw 11/7

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Tetsuro Fukumoto

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3452, fax: 81(3)-5166-6292).

October 30, 2003

Sumitomo Corporation

Highlights of consolidated semiannual results 2003 (Six-month period ended September 30, 2003)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Unit: 100 millions of yen (rounded to the nearest 100 million)

Consolidated Income	Apr.1-Sep.30, 2003	Apr.1-Sep.30, 2002	increase/(decrease) amount	increase/(decrease) percentage(%)
Total trading transactions	43,336	45,685	(2,350)	(5.1)
Gross trading profit	2,424	2,376	48	2.0
Selling, general and administrative expenses	(2,071)	(2,019)	(52)	(2.6)
(Provision for)/reversal of allowance for doubtful receivables	(10)	30	(40)	-
Operating income	343	387	(44)	(11.3)
Interest expense, net of interest income	(23)	(31)	8	25.3
Dividends	41	34	7	20.2
Gain on sale of marketable securities and investments, net	136	52	83	158.6
Valuation loss on marketable securities and investments	(21)	(143)	122	85.5
Other, net	(50)	59	(109)	-
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies	427	359	67	18.7
Income taxes	(181)	(152)	(29)	(19.1)
Income before minority interests in earnings of subsidiaries and equity in earnings of associated companies	245	207	38	18.4
Minority interests in earnings of subsidiaries	(34)	(29)	(5)	(15.3)
Equity in earnings of associated companies	92	36	56	154.0
Net income	304	214	90	41.9
Calculation for reference*	308	245	62	25.4

Summary

Total trading transactions
- Appreciation of the yen
- Withdrawal from less profitable businesses

Gross trading profit

(Businesses which showed strong performances)
- Acquisition of steel products business from Nichimen Corporation
- Steel service centers operation in Asia
- Sumisho Auto Leasing
- Automobile lease & finance business in Asia
- Automobile distributor business in Turkey
- Retail businesses including Summit (food supermarket chain) etc.

(Businesses which showed weak performances)
- Decrease of condominiums sales in Tokyo Metropolitan area compared with the same period of the previous year which showed strong performance
- PVC pipe business in the U.S.
- Coal business in Australia

Selling, general and administrative expenses
- Increase in personnel expenses due to an increase of retirement benefit expenses and the expansion of business activities at subsidiaries

Interest expense, net of interest income
- Improved by lower interest rates of U.S. dollars

Gain on sale of marketable securities and investments, net
- Sales of securities mainly of financial institutions

Valuation loss on marketable securities and investments
- Losses on overseas information and telecommunication related investments were recorded during the same period of the previous year

Other, net
- Settlement paid on copper trading litigation
- Gains on sales of certain buildings were recorded during the same period of the previous year

Equity in earnings of associated companies
- Jupiter Telecommunications recorded profit for the first time
- Improvements in LNG Japan
- Strong performances in Sumisho Lease, Jupiter Programming, MS Communications, etc.

*Calculation: (Gross trading profit+Selling, general and administrative expenses+Interest expenses, net of interest income+Dividends) ×58%+ Equity in earnings of associated companies

Segment Information	Gross trading profit			Operating income			Net income		
	Apr.1-Sep.30, 2003	Apr.1-Sep.30, 2002	increase/ (decrease)	Apr.1-Sep.30, 2003	Apr.1-Sep.30, 2002	increase/ (decrease)	Apr.1-Sep.30, 2003	Apr.1-Sep.30, 2002	increase/ (decrease)
Metal Products	205	182	23	58	51	7	36	37	(1)
Transportation & Construction Systems	470	422	48	95	84	12	60	44	16
Machinery & Electric	100	87	13	(17)	(30)	12	(4)	(26)	22
Media, Electronics & Network	199	182	17	26	10	16	35	(40)	75
Chemical	110	121	(11)	12	18	(5)	8	12	(4)
Mineral Resources & Energy	126	148	(23)	3	19	(17)	19	21	(1)
Consumer Goods & Service	456	439	17	57	63	(6)	28	29	(1)
Materials & Real Estate	244	252	(7)	53	99	(46)	23	39	(16)
Financial & Logistics	74	70	4	5	4	1	7	6	1
Domestic Regional Business Units and Offices	198	251	(53)	20	22	(1)	15	4	11
Overseas Subsidiaries and Branches	279	286	(7)	35	31	4	35	31	4
Segment Total	2461	2440	21	347	370	(23)	263	157	105
Corporate and Eliminations	(37)	(64)	27	(4)	17	(21)	41	57	(16)
Consolidated	2424	2376	48	343	387	(44)	304	214	90

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

October 30, 2003

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

Assets and Liabilities	As of Sep.30, 2003	As of Mar.31, 2003	increase/ (decrease)
Total assets	48,711	48,637	74
Total shareholders' equity	7,067	6,263	805
Shareholders' equity ratio	14.5%	12.9%	1.6points
Working Capital	4,004	3,469	536
Interest - bearing liabilities, net	24,589	25,028	(439)
Debt - equity ratio, net (times)	3.5	4.0	(0.5points)

Summary

Shareholders' equity ratio

- Improved by 1.6 points, due to the increase of shareholders' equity affected by the increase of retained earnings and the recovery of stock prices, while total assets slightly increased.

Working Capital

- Increased as a result of shifting partly from short-term funding to long-term funding and keeping the level of liquidity.

Debt - equity ratio, net (times)

- Improved by 0.5points, due to the decrease of interest-bearing liabilities and increase of shareholders' equity.

Cash Flows	Apr.1-Sep.30, 2003	Apr.1-Sep.30, 2002
Net cash provided by operating activities	355	979
Net cash provided by investing activities	151	25
Free Cash Flow	*507*	*1,004*
Net cash used in financing activities	(452)	(1,008)
Effect of exchange rate changes on cash and cash equivalents	10	(30)
Net increase (decrease) in cash and cash equivalents	65	(33)

Summary

Free Cash Flow

- Net cash provided by operating activities was 35.5 billion yen.
Net cash provided by investing activities was 15.1 billion yen as a net result of proceeds from unwinding of cross-shareholdings, strategic investments and other items. As a result, free cash flow was 50.7 billion yen.

Net cash used in financing activities

- Net cash used in financing activities was 45.2 billion yen, as a result of repaying the interest-bearing liabilities.
- To ensure stable funding and sufficient liquidity, short-term funding was partly replaced to long-term funding.

Targets Year ending March 31, 2004	revised in Oct., 2003 (A)	announced in Apr., 2003 (B)	increase/ (decrease) (A)-(B)	Results Year ended March 31, 2003 (C)	increase/(decrease) (A)-(C) amount	increase/(decrease) (A)-(C) percentage(%)
Total trading transactions	91,000	93,000	(2,000)	92,296	(1,296)	(1.4)
Gross trading profit	5,100	5,250	(150)	4,964	136	2.7
Selling, general and administrative expenses	(4,170)	(4,220)	50	(4,063)	(107)	(2.6)
Provision for doubtful receivables	(30)	(30)	0	(8)	(22)	(275.0)
Operating income	900	1,000	(100)	893	7	0.8
Interest expense, net of interest income	(50)	(80)	30	(60)	10	16.7
Dividends	60	60	0	64	(4)	(6.3)
Gain on sale of marketable securities and investments, net / Valuation loss on marketable securities and investments / Other, net	(40)	(150)	110	(708)	668	94.4
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies	870	830	40	188	682	362.8
Income taxes	(380)	(315)	(65)	60	(440)	-
Income before minority interests in earnings of subsidiaries and equity in earnings of associated companies	490	515	(25)	249	241	96.8
Minority interest in earnings of subsidiaries	(70)	(65)	(5)	(64)	(6)	(9.4)
Equity in earnings of associated companies	180	150	30	98	82	83.7
Net income	600	600	0	283	317	112.0
Calculation for reference*	725	736	(11)	622	103	16.6

*Calculation: (Gross trading profit+Selling, general and administrative expenses+Interest expenses, net of interest income+Dividends)×58%+Equity in earnings of associated companies

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Consolidated semiannual results 2003

(Six-month period ended September 30, 2003)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation
Stock Exchange code No.8053
(The first sections of Tokyo and Osaka Stock Exchanges)
President & CEO, Motoyuki Oka
For further information contact:
Keiji Nakajima, Corporate Communications Dept. Tel. (03)5166-3089
Makoto Nakamura, Accounting Controlling Dept. Tel. (03)5166-3354
(URL http://www.sumitomocorp.co.jp/english)

1. Operations for the six-month period ended September 30, 2003

(1) Summary

[Remark] Amounts are rounded to the nearest million.

	Total trading transactions		Operating income		Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies	
	(millions of yen)	increase/decrease (%)	(millions of yen)	increase/decrease (%)	(millions of yen)	increase/decrease (%)
Apr.1-Sep.30, 2003	4,333,556	(-5.1)	34,330	(-11.3)	42,658	(18.7)
Apr.1-Sep.30, 2002	4,568,536	(-5.5)	38,722	(-8.6)	35,934	(-8.0)
Year ended March 31, 2003	9,229,576		89,286		18,833	

	Net income		Net income per share (basic)	Net income per share (diluted)
	(millions of yen)	increase/decrease (%)	(yen)	(yen)
Apr.1-Sep.30, 2003	30,378	(41.9)	28.56	27.96
Apr.1-Sep.30, 2002	21,407	(5.4)	20.12	19.74
Year ended March 31, 2003	28,280		26.58	26.18

[Notes]

1) Equity in earnings of associated companies (Apr.1-Sep.30, 2003) 9,236 million yen (Apr.1-Sep.30, 2002) 3,636 million yen (Apr.1, 2002-Mar.31, 2003) 9,768 million yen
2) Average shares outstanding (consolidated) (Apr.1-Sep.30, 2003) 1,063,478,143 (Apr.1-Sep.30, 2002) 1,064,070,538 (Apr.1, 2002-Mar.31, 2003) 1,063,908,266
3) Changes of accounting policies None
4) Percentage figures are changes from the same period of the previous fiscal year.
5) Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
September 30, 2003	4,871,080	706,713	14.5	664.57
September 30, 2002	4,612,998	641,428	13.9	602.80
March 31, 2003	4,863,695	626,250	12.9	588.84

[Note]

Shares outstanding (consolidated) September 30, 2003: 1,063,420,540 September 30, 2002: 1,064,078,559 March 31, 2003: 1,063,532,848

(3)Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents, end of period/year
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Apr.1-Sep.30, 2003	35,547	15,112	-45,189	330,811
Apr.1-Sep.30, 2002	97,895	2,541	-100,757	273,386
Year ended March 31, 2003	67,038	-59,878	43,011	324,358

(4)Number of consolidated subsidiaries and other affiliated companies (equity method)

Consolidated subsidiaries 554 Associated companies 211

(5)Changes in number of consolidated subsidiaries and other affiliated companies (equity method)

Consolidated (added) 38, (reduced) 18 Affiliated (added) 34, (reduced) 10

2. Targets (fiscal year ending March 31, 2004)

	Total trading transactions	Net income
	(millions of yen)	(millions of yen)
Year ending March 31, 2004	9,100,000	60,000

[Reference] Estimated net income (year ending March 31, 2004) per share (basic) 56.42 yen

The Group's business operations

(1) The Group, with Sumitomo Corporation as its nucleus and through offices covering the globe and their information networks, operates in a wide array of industries; in addition it is undertaking diversified activities as an integrated trading company, including providing various forms of financing to customers and business partners, organizing and coordinating various projects, and investing in industries such as information technology and retailing.

(2) Commodities and content of businesses, and principal subsidiaries and associated companies by operating segment are as follows:

Operating segment	*Commodities and contents of business* Principal subsidiaries and associated companies
Metal Products	Domestic sales, international trading and processing of iron & steel and nonferrous metal products. Other related businesses.
	Sumisho Metalex Corporation (S) ○ ／ Sumisho Tekko Hanbai Co., Ltd. (S) ／ Asian Steel Company Ltd. (S)
	SC Metal Pty. Ltd. (S)
Transportation & Construction Systems	Domestic sales and international trading of ships, aircrafts, railroad transportation systems, automobiles, construction machinery and related equipment and parts. Other related businesses.
	Sumisho Auto Leasing Corporation (S) ◎ ／ P.T. Oto Multiartha (S) ／ Oshima Shipbuilding Co., Ltd. (A)
Machinery & Electric	Domestic sales, international trading and construction of machinery and equipment related to industries, infrastructure, electricity and energy. Sales and installation of equipment and systems related to information & telecommunication network. Promoting other related businesses.
	Sumisho Machinery Trade Corporation (S) ／ SC Machinex Corporation (S) ／ MobiCom Corporation (A)
Media, Electronics & Network	Promotion of media business including visual content and cable TV programs, IT solution service business, telecommunication and network related business and EMS business. Development and distribution of electronics devices and new highly value-added materials.
	Sumisho Computer Systems Corporation (S) ◎ ／ Sumisho Electronics Co., Ltd. (S) ○ ／ Sumitronics Asia Holding Pte. Ltd. (S)
	Jupiter Telecommunications Co., Ltd. (A) ／ Jupiter Programming Co., Ltd. (A)
Chemical	Domestic sales, international trading and development of products related to new materials, electronics materials, inorganic chemicals, alkalis, bio-pharmaceuticals, medicals, agricultural chemicals, plastics and organic chemicals. Other related businesses.
	Sumitomo Shoji Plastics Co., Ltd. (S) ／ Summit Pharmaceuticals International Corporation (S) ／ Sumitomo Shoji Chemicals Co., Ltd. (S)
	Cantex Inc. (S)
Mineral Resources & Energy	Development and international trading of iron ore, coal, iron sources, nonferrous raw materials, crude oil, LNG, petroleum, materials and products of crude oil, gas and coal. Domestic electricity and energy related businesses.
	Sumisho Oil Corporation (S) ／ Sumisho LPG Holdings Co., Ltd.(S) ／ Nusa Tenggara Mining Corporation (S)
	Sumisho Coal Australia Pty. Ltd. (S) ／ LNG Japan Corporation (A)
Consumer Goods & Service	Domestic sales and international trading of raw materials and products of food & foodstuffs, fertilizers and textiles. Operating retail and downstream businesses handling a wide range of consumer goods and services.
	Summit Inc. (S) ／ Shinko Sugar Co., Ltd. (S) ○ ／ Nittoh Bion Co., Ltd. (S) ○ ／ Mammy Mart Corporation (A) ○
	Otto-Sumisho Inc. (A)
Materials & Real Estate	Domestic sales and international trading of cement, lumber, woodchip, pulp paper, tires and other materials. Promotion of real estate businesses such as office building rentals, condominiums sales, and commercial complex management.
	Sumisho Paper Co., Ltd. (S) ／ S.C. Cement Co., Ltd. (S) ／ Sumisho & Mitsuibussan Kenzai Co., Ltd. (A) ／ IG Kogyo Kaisha., Ltd (A)
	P.T. Summitmas Property (A)
Financial & Logistics	Finance businesses, private equity investments and commodities and derivative businesses. Providing logistics services, insurance services and overseas industrial park businesses.
	Bluewell Corporation (S) ／ Sumitrans (Japan) Corporation (S) ／ Sumisho Capital Management Co. (S)
	P.T. East Jakarta Industrial Park (S)
Domestic Regional Business Units and Offices	Various businesses at key locations in Japan.
	Sumisho Textile Company, Ltd. (S) ／ Sumisho Steel Sheets Works Co., Ltd. (S) ／ Sumisho Montblanc Co., Ltd. (S)
	Nippon Katan Co., Ltd. (A) ○
Overseas Subsidiaries and Branches	Various businesses at key locations in the world.
	Sumitomo Corporation of America (S) ／ Sumitomo Corporation Europe Holding Ltd. (S)
	Sumitomo Corporation (Singapore) Pte. Ltd. (S) ／ Total 8 subsidiaries in China (S)
Corporate	
	Sumisho Lease Co., Ltd. (A) ◎

(Notes)
1. (S) stands for subsidiaries, and (A) for associated companies.
2. The companies mentioned above include listed companies at; Tokyo Stock Exchange etc. (marked◎), JASDAQ (marked○).

Management policy

1. Medium-term management strategies and business activity etc. during the period

• Medium-term management plan: AA Plan

In April this year, we started to implement our new two-year medium-term management plan, the "AA Plan." Under this plan we have adopted quantitative targets of (a) a consolidated risk-adjusted return ratio[1] of 6% or more on a two-year average basis and (b) a net income of ¥60 billion for fiscal year 2003, ¥70 billion for fiscal year 2004 and for a two-year total of ¥130 billion; hoping to renew record-high profits for two consecutive years. The "AA Plan" will serve as a beacon for aggressively investing our management resources to core businesses in order to expand our earnings base. In the first half of fiscal year 2003, by continuing our preceding efforts, we undertook measures to achieve the key objectives of the plan, namely, (a) expansion of the earning base and strategic moves to the future by maximizing our integrated corporate strength and (b) enhancing our corporate strength with efficiency and soundness.

• Strategic fields, strategic regions

We continued to concentrate active efforts on the strategic fields of consumer-related business, resources-and-energy-related business and telecommunication-related business. We also set up the "New Technologies Committee" and took other moves to strengthen our internal organizational setup so as to promote the development and commercialization of new technologies, notably in the areas of biotechnology and nanotechnology. In geographical terms, we focused on Asia, especially China, as one of our strategic regions. Particularly in China, we have worked to develop our own logistics networks and to promote our partnerships with leading local firms. We also worked to build up a business base in Russia, where the business environment has been rapidly improving, by the dispatch of several company-wide missions aimed at finding potential new businesses there.

• Creating and expanding core businesses

In order to achieve the objectives of the AA Plan, our business units have been devoting energy to creating and expanding core businesses. Here are some specific examples of our undertakings:

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[1] The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

(1) Metal Products Business Unit

We completed the process of acquiring the steel product operations of Nichimen Corporation, a move that contributed to the expansion of the domestic and international business base of our steel activities. In addition, we launched a joint venture with Sumitomo Metal Industries, Ltd. and China Steel Corporation, Taiwan's largest steel manufacturer, aimed at enhancing the blast furnace operating efficiency of the upstream operation at Sumitomo Metal's Wakayama Steel Works, and we actively undertook exports of the semi-finished steel products manufactured there.

(2) Transportation & Construction Systems Business Unit

We expanded our automobile lease and finance business in Indonesia with favorable results by PT. Oto Multiartha, which provides automobile leasing and financing in that country. Meanwhile, we received orders for three large-scale tankers to be built by Universal Shipbuilding Corporation for the China Ocean Shipping (Group) Company, one of the world's biggest shipping companies.

(3) Machinery & Electric Business Unit

In Indonesia, construction recommenced on the Tanjung Jati B Coal-Fired Power Plant, and in Malaysia we won an equipment order for the Tanjung Bin Coal-Fired Power Plant. Meanwhile, we concluded a joint venture agreement with Acumentrics Corporation of the United States for commercialization of fuel cells, which are seen as a promising new technology; we also acquired exclusive sales rights in Japan from QUANTUM Fuel Systems Technologies Worldwide, Inc. of the United States for its hydrogen fuel storage systems for fuel cell vehicles.

(4) Media, Electronics & Network Business Unit

Jupiter Telecommunications Co., Ltd. (J-COM), a multiple system operator offering cable television, Internet and telephone services, continued to increase its base of subscribers, and in the six-month period from January to June 2003, it achieved profitability for the first time. Jupiter Programming Co., Ltd., also a multiple system operator, which provides programming for cable TV and satellite broadcasting services, has worked together with J-COM and continued to achieve positive results. In addition, in response to increased demand from the mobile phone market and elsewhere, we strengthened our supply setup for blue-colored light-emitting diode die produced by Cree, Inc., a U.S. semiconductor manufacturer.

(5) Chemical Business Unit

In the field of recycling, working through Sumitomo Shoji Plastics Co., Ltd. and Sumitomo Shoji Chemicals Co., Ltd., we worked on the manufacture and sales of sheet products made from used plastic bottles and on the sales of recycled products made from used paper. In addition, we achieved good results in sales to East Asia of materials for lithium-ion rechargeable batteries, by virtue of the increasing demand of such batteries as the main power source for communication devices and the like.

(6) Mineral Resources & Energy Business Unit

In our Australian coal-mining business, we greatly expanded our interests in coal mines through the acquisition of additional interests. In Indonesia, our Batu Hijau copper and gold mine development project continued to operate smoothly, and due in part to the rise in the prices of copper and gold, its profitability improved. In recognition of this project and our various other business activities in Indonesia, in June, we received an award from the President of Indonesia.

(7) Consumer Goods & Service Business Unit

In the area of supermarket chain business, our two food supermarket chain operators, Summit, Inc. and Mammy Mart Corporation, both achieved positive business results. In response to the heightening of consumers' concern about the safety of food products, we worked to further expand our business through the construction of systems extending from product development through logistics with a primary focus on fresh food products with a high level of "traceability."[2] In addition, Sumisho Drugstores, Inc., has been developing its business in the Tokyo area, focusing on Tomod's stores, which include prescription departments.

(8) Materials & Real Estate Business Unit

We established Shaheen Tyres Company (LLC), a tire sales company, in the United Arab Emirates as a strategic base for our tire business in the Middle East. Domestically, we entered the ready-mixed concrete producing business with our acquisition of Horiden Shoji Kabushiki Kaisha, a company that produces and sells ready-mixed concrete mainly in Fukuoka Prefecture. In addition, as a product of the reforestation project that we have undertaken jointly with Nippon Paper Industries Co., Ltd., in Chile, we commenced shipments to Japan of woodchips for use in paper production.

(9) Financial & Logistics Business Unit

We established and launched operations at Wuxi Sumisho Hi-Tech Logistics Co., Ltd., as a comprehensive logistical services company in Wuxi, China, aimed at providing services to Japanese companies. In addition, we established Beijing Sumisho Sagawa Logistics Co., Ltd., jointly with Japan's Sagawa Express Co., Ltd., as a parcel-delivery company in Beijing, following our establishment of a similar joint venture with Sagawa Express in Shanghai last year. In the area of financing, we set up a business development fund for investing in enterprises involved in such fields as clothing, food, welfare and education.

• Corporate governance and compliance

In April this year we released the "Sumitomo Corporation Corporate Governance Principles," and we implemented a number of specific related measures, including reinforcement and enhancement of the corporate auditing system, appointment of outside advisors, reduction of the size of the Board of

[2] "Traceability" refers to arrangements for tracking and checking information about products, particularly foodstuffs, as they make their way from the raw materials stage through the production stage to the retail stage.

Directors, adoption of an executive officer system and setting limits on the chairman's and president's terms of office.

With respect to legal compliance, in November 2000 we set up the Legal Compliance Committee, and have actively promoted compliance awareness among employees with the preparation of an internal manual and the implementation of training throughout the Sumitomo Corporation Group. During the period under review, we have also been striving to promote even more thorough compliance, notably by an expansion of the routes for submission of reports by employees under our "Speak Up System."[3]

2. Future Pressing Issues

In order to achieve the quantitative targets of the "AA Plan," we will draw on our integrated corporate strength in actively developing our businesses and further expanding our earnings base. Also, in addition to working at the enhancement of management efficiency, we will strive for the enhancement of management soundness through risk management, and we will further step up moves to secure full legal compliance.

Sumitomo Corporation will continue to grow to become a global leading company so as to "achieve prosperity and realize dreams," as set forth in our Management Principles, and we will strive to achieve further development so as to be able to supply value in various forms to our shareholders and all our other stakeholders.

3. Attitude and policy for reducing the quantity of trading unit (round lot)

We understand that reducing the quantity of trading unit (round lot) might encourage to expand our investor base and the liquidity of Sumitomo Corporation's stock. Since we believe that our liquidity is at a satisfactory level currently, we will carefully consider this issue by examining both future market demand and its related cost.

4. Dividend policy

Sumitomo Corporation has a basic policy of ensuring long-term, stable dividends and has maintained an ordinary dividend of 8 yen per share since fiscal year 1989.

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[3] The "Speak Up System" is a system that allows employees to report information directly to the Legal Compliance Committee in cases where they have become aware of a compliance-related problem but, for whatever reason, are unable to report it via the routine chain of command. We have expanded the routes for such reports to include the options of submission via our main legal advisors and corporate auditors.

Sumitomo Corporation Governance Principles

Item	Content
Fundamental Principle	
	The business spirit of Sumitomo is a business and management concept that has continued to flow throughout Sumitomo's operations for over 400 years. The Sumitomo Spirit was embodied in the "Business Principles" drafted in 1891(in the 24th year of Meiji). Namely: 1. Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business. 2. Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with the changing times. Under no circumstances, however, shall it pursue easy gains or act imprudently. In 1998, we adopted the following "Management Principles" in order to develop a corporate vision for the 21st century while still adhering to the Sumitomo Spirit: ・To achieve prosperity and realize dreams through sound business activities. ・To place prime importance on integrity and sound management with utmost respect for the individual. ・To foster a corporate culture full of vitality and conducive to innovation. The Sumitomo Spirit and Management Principles are the ethical backbone of our company and serve as the unwavering truths that support corporate governance. Realizing that, we have engaged in studies concerning the optimal managerial system for our company, namely a method of governance which is responsive to the trust placed in us by our shareholders while at the same time making management that takes in the interests of all stakeholders a reality. Ultimately, we view corporate governance as the "improvement of management efficiency" and the "maintenance of sound management," as well as the "securing of managerial transparency" which is required to accomplish the same. At this time, the principles concerning the corporate governance of the company are as prescribed hereunder.
Board of Directors	
(1) Role	• The board of directors renders decisions concerning key management matters and oversees the operation of the business by the directors and the executive officers.
(2) Composition	• The board of directors is comprised of all directors and corporate auditors. The number of directors shall be set within a scope which enables due deliberation and speedy and reasonable decision making by the board of directors. Currently, around 15 directors is considered an appropriate number. • Further consideration will be given to the election of outside directors.

Item	Content
(3) Chairman & President and CEO	• The Chairman of the Board of Directors oversees the board of directors, while the President and CEO supervises and carries out the business of the company. • Based on checks and balances, in principle there shall be both a Chairman and a President and CEO, and no one individual shall serve as both the Chairman and the President and CEO.
(4) Administration	• In principle, a meeting of the board of directors shall be convened once each month. • In order to ensure the attendance of directors and corporate auditors at meetings of the board of directors, notice of the convening of regular meetings of the board of directors for the following year (from January to December) shall be provided early each December. • Matters related to resolutions of the board of directors and specific standards for submitting matters for deliberation shall be prescribed in the company's internal rules "Matters Related to the Administration of Board of Directors." • In order to fully promote the function of the board of directors and recognizing the need for all directors and corporate auditors to have accurate and complete information regarding items on the agenda, materials required for consideration of the agenda items shall, except in emergencies, be provided beforehand to all directors and corporate auditors. • In principle, an explanation of each agenda item shall be provided by the director in charge of the matter submitted for deliberation, or by a director named thereby, but related directors may provide supplemental explanations when necessary in order to facilitate diverse debate. In addition, the executive officers or persons holding posts of department manager or above who are in charge of the matters may be called to attend when required for expert analytical explanations or for responses to specialized questions.
Directors (Board Members)	
(1) Qualifications	• Candidates for directors shall be honest in character, highly insightful and capable and shall have expert business knowledge and extensive experience. Gender and nationality etc. shall be of no consequence.
(2) Representative Directors	• In principle, all directors shall be representative directors.
(3) Term of Office	• The term of office for a director shall be two years, but this shall not preclude reelection. Provided, however, that the term of office for directors appointed to fill vacancies or new directorships shall be the same as the term of office for the other sitting directors. • Notwithstanding the foregoing, in principle, the term of office of the directors serving as the Chairman and the President and CEO shall not exceed three terms, or six years.
(4) Remuneration	• Remuneration provided to directors shall be within the monetary amount approved by a general meeting of shareholders and shall be decided by the board of directors.

Item	Content
(5) Duties	• Directors shall comply with laws, ordinances and the articles of incorporation and shall exercise the duty of a good manager to faithfully engage in their duties while taking into consideration the interests of all stakeholders. • Directors shall not engage in activities contrary to the interests of the company. Moreover, the company shall be prohibited from making monetary loans to individual directors. • Absent the consent of the company, directors shall not engage in their own businesses or concurrently serve in other posts. • Directors, when trading stocks and the like, shall comply with laws, ordinances, and the internal regulations "Matters Related to Insider Trading," and shall exercise due care not to cause any suspicions of insider trading.
Executive Officers	
(1) Executive Officer System	• With the approval of the board of directors, the following executive officers shall be appointed and delegated the execution of work: President and CEO Executive Vice President Senior Managing Executive Officer Managing Executive Officer Executive Officer • With the exclusion of the Chairman, all directors shall concurrently serve as executive officers.
(2) Appointment	• Executive officers shall be appointed by resolution of the board of directors.
(3) Term of Office	• The term of office for an executive officer shall be two years, but this shall not preclude reelection.
(4) Remuneration	• Remuneration to executive officers shall be set as a position-based amount and shall reflect company performance and the evaluation of the executive officer. These standards shall be approved by the board of directors. • The amount of remuneration for an executive officer position shall be determined by the president based on the foregoing standards, pursuant to the authorization of the board of directors. • Remuneration provided to executive officers also serving as directors shall be included in the remuneration provided as a director.
(5) Duties	• Executive officers shall assume the same duties as the directors (see foregoing Item (5)).
Advisers	
	• With its goal of becoming a leading global company, the company shall appoint several outside knowledgeable persons as advisers, shall seek a wide variety of advice and proposals concerning management strategy, medium and long term issues, and the like from these advisers, and shall utilize the same in overall management.

Item	Content
Councils & Committees	
(1) Management Council	• A management council shall be established as an advisory body for the president, and shall engage in the exchange of opinions and information concerning basic policies and key matters related to management. • The management council shall be comprised of the chairman, president and CEO, executive vice president, and specific senior managing and managing executive officers.
(2) Compliance Committee	• The Compliance Committee shall strive for thorough compliance not only by the company but by all subsidiaries and affiliate companies in the group, based on the maintenance of management soundness.
Board of Corporate Auditors	
(1) Role	• The board of corporate auditors holds the authority prescribed by law and ordinances. In addition, decisions concerning auditing policies, methods for examining the status of the business and assets of the company, and other matters related to the execution of the duties of corporate auditors shall be made by resolution of this board.
(2) Composition	• There shall be five corporate auditors, with three of these being outside corporate auditors.
(3) Administration	• In principle, the board of corporate auditors shall meet once each month.
Corporate Auditors	
(1) Role	• Each corporate auditor shall audit the execution of duties by directors as members of the board of directors and as executive officers (representative directors).
(2) Qualifications	• Candidates for outside corporate auditors shall be honest in character, highly insightful and capable, hold a high degree of specialized knowledge and a wealth of experience in specific fields such as law, accounting, business management, and the like, and shall be persons who endorse the company's management principles and policies. Gender and nationality etc. shall be of no consequence. • Candidates for internal corporate auditors shall be honest in character, highly insightful and capable, and shall have expert business knowledge and extensive experience. Gender and nationality etc. shall be of no consequence.
(3) Remuneration	• Remuneration provided to corporate auditors shall be within the monetary amount approved by a general meeting of shareholders, and shall be decided upon mutual consultation of the corporate auditors.
(4) Duties	• Corporate auditors shall attend meetings of the board of directors, and when necessary shall express their opinions thereat. In addition, corporate auditors may attend all other internal meetings, including those of the management council. • Corporate auditors shall observe laws, ordinances and the articles of incorporation, and shall exercise the care of a good manager in the faithful execution of their duties.

Item	Content
	• Corporate auditors, when trading stocks and the like, shall comply with laws, ordinances, and the internal regulations "Matters Related to Insider Trading," and shall exercise due care not to cause any suspicions of insider trading.
Disclosure of Information	
	• In an effort to bring an accurate understanding of the company's management policies and business activities to all stakeholders, the company shall strive to make full disclosure, not limiting itself to the disclosure of information required by law, but also actively pursuing the voluntary disclosure of information.

Management results

1. Operating results for the first half

Consolidated total trading transactions for the first half of fiscal year 2003 amounted to 4,333.6 billion yen, a 5.1% decrease from the same period of the previous year. This was mainly due to the appreciation of the yen and the continuous withdrawal from less profitable businesses.
Gross trading profit increased by 4.8 billion yen to 242.4 billion yen. The segments which showed an increase were Metal Products, due to the strong performance of steel service centers operation in Asia and the acquisition of steel products business from Nichimen Corporation, Transportation & Construction Systems, due to the expansion of automobile lease & finance business at Sumisho Auto Leasing and others in Asia, Media, Electronics & Network, Consumer Goods & Service and others. The segments which showed a decrease were Materials & Real Estate, due to the decrease of condominiums sales in Tokyo Metropolitan area compared with the same period of the previous year which showed strong performance, Chemical and Mineral Resources & Energy.

Selling, general and administrative expenses increased by 5.2 billion yen from the same period of the previous year, mainly in personnel expenses due to the increase of retirement benefit expenses and the expansion of business activities at subsidiaries.

Gain on marketable securities and investments, net was 11.5 billion yen mostly by sales of securities mainly of financial institutions. Equity in earnings of associated companies increased by 5.6 billion yen to 9.2 billion yen. Jupiter Telecommunications recorded a profit for the first time and Sumisho Lease showed its continuing strong performance.

As a result, consolidated net income for the first half of the fiscal year totaled 30.4 billion yen, an increase of 9.0 billion yen or representing 41.9% growth from the same period of the previous year.

2. Targets for the full fiscal year (consolidated)

The targets for the full fiscal year ending March 31, 2004 are as follows.

Total trading transactions	9.1 trillion yen
Gross trading profit	510 billion yen
Operating income*	90 billion yen
Net income	60 billion yen

*Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Caution Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

3. Financial position

As of September 30, 2003, total assets increased by 7.4 billion yen to 4,871.1 billion yen from March 31, 2003 as a result of strategic acquisitions to expand earnings base, while promoting replacement of assets through sales of certain marketable equity securities.

Shareholders' equity increased by 80.5 billion yen to 706.7 billion yen due to the increase of retained earnings and the improvement of net unrealized holding gains on securities available-for-sale reflecting the recovery of the stock market. This has brought our shareholders' equity back to a level of 700 billion yen, which had been our target since the Reform Package.

Shareholders' equity ratio was 14.5%, improved by 1.6 points from March 31, 2003.

In the first half of fiscal year 2003, net cash provided by operating activities was 35.5 billion yen. Net cash provided by investing activities was 15.1 billion yen as a net result of proceeds from sales of marketable securities and strategic investments to expand earnings base. Accordingly, free cash flow was 50.7 billion yen. This cash was used to repay the interest-bearing liabilities and net cash used in financing activities was 45.2 billion yen.

As a result, cash and cash equivalents increased by 6.5 billion yen to 330.8 billion yen from March 31, 2003.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Income

Six-month periods ended September 30, 2003 and 2002
(Unaudited)

	Millions of yen		Millions of U.S. Dollars
	2003	2002	2003
Gross trading profit (from total trading transactions: 2003, ¥4,333,556 million ($39,041 million); 2002, ¥4,568,536 million)	¥ 242,404	¥ 237,574	$ 2,184
Other income (expenses) :			
Selling, general and administrative expenses	(207,116)	(201,875)	(1,866)
(Provision for)/reversal of allowance for doubtful receivables	(958)	3,023	(9)
Interest expense, net of interest income	(2,325)	(3,114)	(21)
Dividends	4,146	3,449	37
Gain (loss) on marketable securities and investments, net	11,500	(9,037)	104
Gain on sale of property and equipment, net	1,327	3,909	12
Settlement (paid)/received on copper trading litigation	(4,851)	2,022	(44)
Other, net	(1,469)	(17)	(13)
Total	(199,746)	(201,640)	(1,800)
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies	42,658	35,934	384
Income taxes	(18,119)	(15,216)	(163)
Income before minority interests in earnings of subsidiaries and equity in earnings of associated companies	24,539	20,718	221
Minority interests in earnings of subsidiaries	(3,397)	(2,947)	(31)
Equity in earnings of associated companies	9,236	3,636	84
Net income	¥ 30,378	¥ 21,407	$ 274

Amounts per share	Yen		U.S. Dollars
Net income:			
Basic	¥ 28.56	¥ 20.12	$ 0.26
Diluted	27.96	19.74	0.25
Cash dividends applicable to the period	¥ 4.00	¥ 4.00	$ 0.04

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2003 (Unaudited) and March 31, 2003

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2003	March 31, 2003	September 30, 2003
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 330,811	¥ 324,358	$ 2,980
Time deposits	5,427	3,360	49
Marketable securities	2,744	7,643	25
Receivables—trade			
Notes and loans	238,478	270,737	2,148
Accounts	1,070,481	1,095,814	9,644
Associated companies	150,237	138,329	1,353
Allowance for doubtful receivables	(9,902)	(9,762)	(89)
Inventories	432,845	413,091	3,900
Deferred income taxes	27,559	29,273	248
Advance payments to suppliers	69,967	47,802	630
Other current assets	128,737	116,129	1,160
Total current assets	2,447,384	2,436,774	22,048
Investments and long-term receivables:			
Investments in and advances to associated companies	374,922	375,743	3,378
Other investments	460,472	413,572	4,149
Long-term receivable	681,014	666,049	6,135
Allowance for doubtful receivables	(67,357)	(76,185)	(607)
Total investments and long-term receivables	1,449,051	1,379,179	13,055
Property and equipment, at cost less accumulated depreciation	742,266	761,016	6,687
Other assets	232,379	286,726	2,094
Total	¥ 4,871,080	¥ 4,863,695	$ 43,884

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2003 (Unaudited) and March 31, 2003

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2003	March 31, 2003	September 30, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 527,733	¥ 615,840	$ 4,754
Current maturities of long-term debt	429,853	382,164	3,873
Payables-trade			
Notes and acceptances	104,269	115,189	939
Accounts	726,031	728,680	6,541
Associated companies	21,421	25,565	193
Income taxes	12,610	17,075	114
Accrued expenses	46,095	47,695	415
Advances from customers	73,858	60,462	665
Other current liabilities	105,066	97,245	947
Total current liabilities	2,046,936	2,089,915	18,441
Long-term debt, less current maturities	2,024,847	2,045,957	18,242
Accrued pension and retirement benefits	9,509	9,075	86
Deferred income taxes	4,047	3,914	36
Minority interests	79,028	88,584	712
Shareholders' equity:			
Common stock	169,439	169,439	1,526
Additional paid-in capital	189,548	189,548	1,708
Retained earnings			
Appropriated for legal reserve	17,686	17,686	159
Unappropriated	343,818	317,694	3,098
	361,504	335,380	3,257
Accumulated other comprehensive loss	(12,973)	(67,368)	(117)
Treasury stock, at cost	(805)	(749)	(7)
Total shareholders' equity	706,713	626,250	6,367
Total	¥ 4,871,080	¥ 4,863,695	$ 43,884

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Income

Six-month period ended September 30, 2003 (Unaudited) and the year ended March 31, 2003

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2003	March 31, 2003	September 30, 2003
Common Stock:			
Balance, beginning of period	¥ 169,439	¥ 169,439	$ 1,526
Increase/(Decrease)	–	–	–
Balance, end of period	¥ 169,439	¥ 169,439	$ 1,526
Additional paid-in capital:			
Balance, beginning of period	¥ 189,548	¥ 189,548	$ 1,708
Increase/(Decrease)	–	–	–
Balance, end of period	¥ 189,548	¥ 189,548	$ 1,708
Retained earnings appropriated for legal reserve:			
Balance, beginning of period	¥ 17,686	¥ 17,686	$ 159
Increase/(Decrease)	–	–	–
Balance, end of period	¥ 17,686	¥ 17,686	$ 159
Unappropriated retained earnings:			
Balance, beginning of period	¥ 317,694	¥ 297,927	$ 2,862
Net income	30,378	28,280	274
Cash dividends paid	(4,254)	(8,513)	(39)
Balance, end of period	¥ 343,818	¥ 317,694	$ 3,097
Accumulated other comprehensive loss:			
Balance, beginning of period	¥ (67,368)	¥ (23,858)	$ (607)
Other comprehensive income (loss), net of tax	54,395	(43,510)	490
Balance, end of period	¥ (12,973)	¥ (67,368)	$ (117)
Treasury stock:			
Balance, beginning of period	¥ (749)	¥ (376)	$ (7)
Purchase of treasury stock	(56)	(373)	0
Balance, end of period	¥ (805)	¥ (749)	$ (7)
Disclosure of comprehensive income (loss):			
Net income for the period	¥ 30,378	¥ 28,280	$ 274
Other comprehensive income (loss), net of tax:			
Net unrealized holding gains (losses) on securities available-for-sale	50,420	(30,120)	454
Foreign currency translation adjustments	4,173	(13,512)	38
Net unrealized gains (losses) on derivatives	(198)	122	(2)
Comprehensive income (loss) for the period	¥ 84,773	¥ (15,230)	$ 764

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.

Sumitomo Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Six-month periods ended September 30, 2003 and 2002
(Unaudited)

	Millions of Yen		Millions of U.S. Dollars
	2003	2002	2003
Operating activities:			
Net income	¥ 30,378	¥ 21,407	$ 274
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	37,423	36,405	337
Provision for/(reversal of) allowance for doubtful receivables	958	(3,023)	8
(Gain) loss on marketable securities and investments, net	(11,500)	9,037	(104)
Gain on sale of property and equipment, net	(1,327)	(3,909)	(12)
Equity in earnings of associated companies	(9,236)	(3,636)	(83)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:			
Receivables	50,693	76,489	457
Inventories	(10,061)	25,405	(91)
Payables	(47,192)	(68,637)	(425)
Other, net	(4,589)	8,357	(41)
Net cash provided by operating activities	35,547	97,895	320
Investing activities:			
Changes in:			
Property and equipment	(29,238)	(14,997)	(263)
Marketable securities and investments	34,800	42,090	313
Loans	10,691	(21,258)	96
Time deposits	(1,141)	(3,294)	(10)
Net cash provided by investing activities	15,112	2,541	136
Financing activities:			
Changes in:			
Short-term debt	(113,464)	(229,487)	(1,022)
Long-term debt	71,838	133,664	647
Cash dividends paid	(4,254)	(4,257)	(38)
Others	691	(677)	6
Net cash used in financing activities	(45,189)	(100,757)	(407)
Effect of exchange rate changes on cash and cash equivalents	983	(3,019)	9
Net increase (decrease) in cash and cash equivalents	6,453	(3,340)	58
Cash and cash equivalents, beginning of period	324,358	276,726	2,922
Cash and cash equivalents, end of period	¥ 330,811	¥ 273,386	$ 2,980

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.

Basis of Consolidated Financial Statements

1. Basis of consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Sumitomo Corporation (the "Company") and most of its consolidated subsidiaries' accounting records are maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Adjustments to those records have been made to present these financial statements in accordance with U.S. GAAP. The significant adjustments include those relating to the valuation of certain investment securities, impairment losses of long-lived assets and loans receivable, accounting for pension costs, deferred gain on sales of property, accounting for derivative instruments and hedging activities, and accounting for business combinations.

2.Consolidation and Investments in Subsidiaries and Associated Companies

(a) Number of majority-owned subsidiaries: 554
  Number of domestic subsidiaries: 185
  Number of foreign subsidiaries: 369
  See P.2 for more detail of those subsidiaries.

(b) Number of associated companies accounted for by the equity method: 211
  Number of domestic associated companies: 88
  Number of foreign associated companies: 123
  See P.2 for more detail of those associated companies.

3.Summary of significant accounting policies

(a) Marketable securities and other investments

All debt securities and marketable equity securities are classified as either (1) trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings,
(2) available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets, or
(3) held-to-maturity securities, which are accounted for at amortized cost.
The Company has a policy of recognizing valuation losses on marketable securities with decline of greater than 30% for six or more consecutive months.
The Company also recognizes additional valuation losses on marketable securities whose market value at the end of the fiscal year declined more than 50% from book value.

(b) Allowance for doubtful receivables

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected.

The Company and its subsidiaries (together, the "Companies") maintain a specific allowance for impaired loans. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in the loans portfolio based on default probability and loss severity from the Companies' past experience.

(c) Accrued pension and retirement benefits

The Companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of these plans are principally accrued based on amounts determined in accordance with the provisions of SFAS No.87 "Employers' Accounting for Pensions."

(d) Derivative financial instruments

The Companies recognize all derivatives as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction.

(e) Business combinations, goodwill and other intangible assets

The Companies use purchase method accounting for all business combinations, based on SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill and other intangible assets with an indefinite useful life are no longer amortized but instead are assessed for impairment.

Sumitomo Corporation and Subsidiaries

Segment Information

Six-month periods ended September 30, 2003 and 2002
(Unaudited)

Operating segments:

2003: Segment		Total trading transactions (Millions of Yen)		Gross trading profit (Millions of Yen)		Net income (Millions of Yen)		Segment assets (Millions of Yen) As of September 30
Metal Products	¥	491,464	¥	20,478	¥	3,640	¥	384,166
Transportation & Construction Systems		639,736		47,042		6,003		805,151
Machinery & Electric		624,778		10,026		(385)		416,125
Media, Electronics & Network		180,491		19,900		3,508		372,932
Chemical		204,169		10,991		774		174,756
Mineral Resources & Energy		668,695		12,567		1,943		293,026
Consumer Goods & Service		437,267		45,613		2,827		286,854
Materials & Real Estate		189,209		24,417		2,256		586,311
Financial & Logistics		41,533		7,420		701		174,015
Domestic Regional Business Units and Offices		553,002		19,764		1,479		379,388
Overseas Subsidiaries and Branches		577,447		27,900		3,544		519,135
Segment Total		4,607,791		246,118		26,290		4,391,859
Corporate and Eliminations		(274,235)		(3,714)		4,088		479,221
Consolidated	¥	4,333,556	¥	242,404	¥	30,378	¥	4,871,080

2002: Segment		Total trading transactions (Millions of Yen)		Gross trading profit (Millions of Yen)		Net income (Millions of Yen)		Segment assets (Millions of Yen) As of March 31
Metal Products	¥	445,454	¥	18,186	¥	3,701	¥	344,055
Transportation & Construction Systems		662,883		42,198		4,404		764,872
Machinery & Electric		686,118		8,716		(2,580)		451,214
Media, Electronics & Network		181,981		18,179		(3,955)		339,205
Chemical		196,753		12,117		1,214		186,508
Mineral Resources & Energy		698,875		14,825		2,052		309,513
Consumer Goods & Service		443,922		43,944		2,916		271,461
Materials & Real Estate		210,499		25,160		3,874		449,586
Financial & Logistics		56,711		7,041		612		161,539
Domestic Regional Business Units and Offices		677,608		25,073		398		569,789
Overseas Subsidiaries and Branches		554,540		28,553		3,108		503,706
Segment Total		4,815,344		243,992		15,744		4,351,448
Corporate and Eliminations		(246,808)		(6,418)		5,663		512,247
Consolidated	¥	4,568,536	¥	237,574	¥	21,407	¥	4,863,695

2003: Segment		Total trading transactions (Millions of U.S.Dollars)		Gross trading profit (Millions of U.S.Dollars)		Net income (Millions of U.S.Dollars)		Segment assets (Millions of U.S.Dollars) As of September 30
Metal Products	$	4,428	$	185	$	33	$	3,461
Transportation & Construction Systems		5,764		424		54		7,253
Machinery & Electric		5,629		90		(3)		3,749
Media, Electronics & Network		1,626		179		32		3,360
Chemical		1,839		99		7		1,574
Mineral Resources & Energy		6,024		113		18		2,640
Consumer Goods & Service		3,939		411		25		2,584
Materials & Real Estate		1,705		220		20		5,282
Financial & Logistics		374		67		6		1,568
Domestic Regional Business Units and Offices		4,982		178		13		3,418
Overseas Subsidiaries and Branches		5,202		251		32		4,677
Segment Total		41,512		2,217		237		39,566
Corporate and Eliminations		(2,471)		(33)		37		4,318
Consolidated	$	39,041	$	2,184	$	274	$	43,884

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.

Sumitomo Corporation and Subsidiaries

Marketable securities and other investments

As of September 30, 2003 (Unaudited) and March 31,2003

As of September 30, 2003:	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 190,147	¥ 93,519	¥ (7,001)	¥ 276,665
Debt securities	1,789	98	(27)	1,860
Held-to-maturity	21,004	22	(2)	21,024
	¥ 212,940	¥ 93,639	¥ (7,030)	¥ 299,549

As of March 31, 2003:	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 228,533	¥ 23,908	¥ (21,621)	¥ 230,820
Debt securities	5,803	83	(21)	5,865
Held-to-maturity	22,550	22	(9)	22,563
	¥ 256,886	¥ 24,013	¥ (21,651)	¥ 259,248

As of September 30, 2003:	Millions of U.S. Dollars			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	$ 1,713	$ 843	$ (63)	$ 2,493
Debt securities	16	1	0	17
Held-to-maturity	189	0	0	189
	$ 1,918	$ 844	$ (63)	$ 2,699

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.